October 2013 Pricing Sheet dated October 11, 2013 relating to Preliminary Pricing Supplement No. 1,107 dated October 4, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Contingent Income Securities due October 17, 2028
All Payments on the Securities Subject to the Downside Threshold Feature Linked to the S&P 500® Index
Principal at Risk Securities
PRICING TERMS – OCTOBER 11, 2013
Issuer:	Morgan Stanley
Underlying index:	S&P 500® Index
Aggregate principal amount:	$1,675,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	October 11, 2013
Original issue date:	October 17, 2013 (3 business days after the pricing date)
Maturity date:	October 17, 2028
Contingent quarterly coupon:	•
If, on any determination date, the index closing value on such date is greater than or equal to the downside threshold level, we will pay a contingent quarterly coupon at an annual rate of 7.20% (corresponding to approximately $18.00 per quarter per security) on the related contingent coupon payment date.

	•	If, on any determination date, the index closing value on such date is less than the downside threshold level, no contingent quarterly coupon will be paid with respect to that determination date.
Payment at maturity:	•	If the final index value is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final determination date
	•	If the final index value is less than the downside threshold level:	(i) the stated principal amount multiplied by (ii) the index performance factor
Index performance factor:	The final index value divided by the initial index value.
Downside threshold level:	1,000
Initial index value:	1,703.20, which is the index closing value of the underlying index on the pricing date
Final index value:	The index closing value of the underlying index on the final determination date
Determination dates:
Quarterly, on the 12th day of each January, April, July and October, beginning January 12, 2014.  We also refer to October 12, 2028 as the final determination date.  The determination dates are subject to postponement due to non-index business days or certain market disruption events.  See “Postponement of determination dates” below.

Contingent coupon payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date.  The payment of the contingent quarterly coupon, if any, with respect to the final determination date will be made on the maturity date.  See “Postponement of contingent coupon payment dates and maturity date” below.

CUSIP / ISIN:	61761JMF3 / US61761JMF39
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms

Estimated value on the pricing date:	$923.88 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per security	$1,000	$35	$965
Total	$1,675,000	$58,625	$1,616,375
(1)
Selected dealers and their financial advisors, including Morgan Stanley Wealth Management (an affiliate of the agent), will collectively receive from the Agent, Morgan Stanley & Co. LLC (“MS & Co.”), a fixed sales commission of $35 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the securities.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,107 dated October 4, 2013
Prospectus Supplement dated November 21, 2011
Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.